Clark Wilson LLP

Barristers & Solicitors

Patent & Trade-mark Agents

800-885 W Georgia Street

Vancouver, BC V6C 3H1

Tel.	604.687.5700
Fax	604.687.6314

Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	27083-0001 / D/JCU/739765.1

July 20, 2005

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, DC 20549

Attention:	Goldie Walker

Dear Sirs:

Re: Big Bear Gold Corporation (the “Company”) File No. 001-32572 Form 12b-25 filed on July 18, 2005 under wrong Form Type

The Company hereby requests the consent of the Securities and Exchange Commission to withdraw the Form 12b-25 filed by the Company with the Securities and Exchange Commission on July 18, 2005. The Company inadvertently filed the Form 12b-25 under Form Type 10-12B. The Company re-filed the Form 12b-25 under Form Type NT 10-Q on July 18, 2005.

If you have any questions or comments relating to this request for withdrawal, please contact William MacDonald, counsel for the Company, at 604.643.3118.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald